Mail Stop 4561

December 5, 2008

VIA USMAIL and FAX (661) 248-3100

Mr. Allen Lyda
Vice President and Chief Financial Officer
Tejon Ranch Co.
P.O. Box 1000
Lebec, California 93243

> **Re: Tejon Ranch Co.**
> **File No. 001-07183**
> **Form 10-K for the year ended December 31, 2007**
> **Forms 10-Q for the quarters ended March 31, 2008, June 30, 2008 and**
> **September 30, 2008**
> **Proxy Statement filed March 31, 2008**

Dear Mr. Allen Lyda:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jorge Bonilla
Senior Staff Accountant